

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 1, 2017

Gil M. Labrucherie
Senior Vice President and Chief Financial Officer
Nektar Therapeutics
455 Mission Bay Boulevard South
San Francisco, California 94158

> **Re: Nektar Therapeutics**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 000-24006**

Dear Mr. Labrucherie:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to the comment, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Cost of goods sold , page 50

1.   You disclose that you have a manufacturing arrangement with a partner that includes a fixed price which is less than the fully burdened manufacturing cost for the reagent and that you expect this situation with this partner to continue in future years. Please tell us how you determined whether an adjustment to the cost basis of your inventory was warranted pursuant to ASC 330-10-35-1. Please also quantify for us the sales, cost of good sold and gross profit for this product for your most recent annual and interim periods.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ibolya Ignat, Senior Staff Accountant, at (202) 551-3636 or Angela Connell, Accounting Branch Chief, at (202) 551-3426 with any questions.

Division of Corporation Finance
Office of Healthcare & Insurance